
December 22, 2023

Mike Morrison
Chief Financial Officer
NCS Multistage Holdings, Inc.
19350 State Highway 249
Suite 600
Houston, TX 77070

> **Re: NCS Multistage Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Supplemental response filed December 15, 2023**
> **File No. 001-38071**

Dear Mike Morrison:

We have reviewed your December 15, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis
Results of Operations, page 41

1. We understand from your response to prior comment one that you regard the change in revenue for 2022 compared to 2021 that is attributable to differences in prices received in exchange for products and services during 2022 compared to 2021 as not material, and that you would prefer to not disclose the volumes of products and services sold in each period, due to complexity in establishing correlation with revenues, citing the "number of product lines and variables in the product and geographic mix."

    With regard to your view on materiality, you state that "...price was not a material factor impacting the increase in revenues for NCS during Fiscal 2022, nor did changes in price represent a material offset to the volume driven increase in revenue," although certain disclosures indicate you had reduced prices, and your explanation regarding a time lag in realizing the effects of price changes states that 2022 "...was more impacted by the price declines for Fiscal 2021" than price increases that would follow more recent decisions, where the effects would be more prevalent in subsequent periods.

Please submit the computations that you performed in formulating your present disclosures attributing the increase in revenues to increased volumes, and concluding that price differences during 2022 compared to 2021 did not have a material effect on revenues. Please describe your methodology and the inputs sufficiently to understand how you have managed the complexity mentioned in your response in establishing support for your disclosures and your views on materiality.

2. We note that you provide a discussion and analysis of cost of sales including its percentage of total revenues, and the subcategories of cost of product sales and cost of services and their percentages of the corresponding revenues, as well as comparative percentages for the prior year.

    However, your various references to the cost measures utilized in the underlying computations do not use the line item captions that clarify you have excluded depreciation and amortization that would be attributable to the various cost measures under GAAP, as appear in your financial presentation on page 52.

    Please revise your disclosures to clarify that you are discussing incomplete cost measures, due to the exclusion of depreciation and amortization, and to provide equally prominent disclosure of the comparable percentage metrics based on the complete GAAP measures. We suggest using a tabulation to facilitate these comparisons.

How We Evaluate our Results of Operations, page 42

3. We note that you identify revenues and four non-GAAP measures used by your management, including Adjusted EBITDA, a variation of Adjusted EBITDA, Free Cash Flow, and a variation of Free Cash Flow, as "significant factors in assessing [y]our results of operations and profitability."

    You also state that Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation "...are key metrics that management uses to assess the period-to-period performance of our core business operations" and that your measure of Free Cash Flow is used "to evaluate the cash generated by our operations and results of operations."

    However, given that you have not mentioned any of these non-GAAP measures in your discussion and analysis, it appears that you should revise your disclosures to clarify the role and utility of these measures and to explain how they have enhanced or increased your understanding of the results of operations and profitability, relative to the most directly comparable GAAP measures that are identified in your reconciliations.

Please also clarify the extent to which the disclosures you are providing under this heading are substantively complete in identifying the significant factors and key metrics that are used by management to assess and evaluate performance; and if other measures are also important these should be identified to provide adequate context.

4. On a related point, tell us why you identify gross profit in the financial reviews provided in your quarterly and annual earnings releases, and in various investor presentations posted on your website, but do not identify this as a relevant measure in the disclosures accompanying your periodic financial reports.

With regard to your presentations of gross profit, given that you exclude depreciation and amortization from the cost of product sales and the cost of services that are net against revenues in calculating the measure, it appears that you are presenting a non-GAAP measure utilizing terminology that is generally associated with a GAAP measure.

If you continue to present this non-GAAP margin measure in earnings releases and investor presentations, you will need to comply with §244.100 of Regulation G, to include using a different label for your margin measure, providing disclosure that conveys its character as a non-GAAP measure, identifying the GAAP measure of gross margin as the most directly comparable GAAP measure, and providing a reconciliation from GAAP gross margin to your non-GAAP margin measure for each period.

Alternatively, you would need to correct your computation of gross profit to reflect all costs that are attributable to the measure to comply with GAAP. Tell us your intentions relative to this requirement and submit any revisions that you propose in connection with future disclosures of your non-GAAP margin measures.

Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation, page 43

5. We note your response to prior comment three explaining that the professional service costs excluded from your non-GAAP measure are limited to costs of legal proceedings associated with the assertion of, or defense of intellectual property and related matters, while also stating that you do not consider such costs to reflect "ordinary course operating expenses" that are part of your revenue generating activities. You further clarify that you have not described the excluded amounts as non-recurring, infrequent or unusual, although you disclose that these are "not reflective of ongoing operating performance."

The guidance in the answer to Question 100.01 of our non-GAAP Compliance and Disclosure Interpretations (C&DI's), pertains to the exclusion of normal, recurring, cash operating expenses that are necessary to operate the business, and is not limited to costs that would be part of your revenue generating activities or attributable to cost of sales.

Given the frequency with which you incur these costs, it appears that you have an ongoing need to defend your intellectual property rights. You have disclosures on pages 8 and 18, stating that such rights are "important in enabling us to compete in the market to supply our customers with our products and services" and clarifying that you have "...in the past, are presently, and may in the future, become involved in legal proceedings to protect and enforce our intellectual property rights." Based on these disclosures it appears that incurring professional fees in order to maintain your intellectual property rights would be considered necessary to operate your business.

You indicate in your response that you would consider providing additional disclosure in future filings "related to the limitations" of your non-GAAP measure, and to further clarify the nature of the excluded costs. However, we believe more certain revisions would be necessary to address the concerns in the C&DI referenced above, to either discontinue the exclusion of such costs in computing the measure or possibly to discuss and analyze the excluded professional fees along with your disclosure of the non-GAAP measure, if this would adequately serve to avoid misleading inferences, i.e. to clarify the utility and necessity of the costs in supporting your ongoing operations, and to emphasize the limitations of your non-GAAP measure in assessing operating performance.

Please submit the revisions that you propose to address these concerns.

 Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation